Rule 12g3-2(b) File No. 82/5168

02 DEC 10 AM 11:27

orange

Siège social
6, place d'Alleray
75505 Paris Cedex 15
France
Téléphone :+33 1 44 44 32 36/39
Facsimile :+33 1 44 44 53 41

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

02060909

5 December, 2002

Orange S.A
<u>Rule 12g3-2(b) File No. 82/5168</u>

SUPPL

Dear Sir or Madam:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Orange S.A. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please acknowledge receipt of this letter and its enclosures by signing the enclosed copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Very truly yours,

Isabelle Dubois-Denis
Secretariat Executive

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

dlw 1/9

Enclosures: - "Orange SA – Orange to continue to exceed market expectations – Jean-François Pontal to retire next Spring"
- "Orange SA – Orange continue de dépasser les attentes du marché – Départ à la retraite de Jean-François Pontal au printemps prochain"

Orange SA

Orange to continue to exceed market expectations

Jean-Francois Pontal to retire next Spring

London and Paris: Thursday, 5 December 2002: The acceleration of Orange group's financial performance seen during this year is set to continue. This is expected from a combination of continued higher rate of EBITDA growth, lower than previously estimated capital expenditure and from other factors, including improvement in working capital. As a result, Orange expects to generate net cash flow over the period 2003 to end 2005 some €5-7 billion higher than the current market consensus. Within this, capital expenditure over the period is expected to be some €3 billion less than current market expectations.

It is also announced today that Jean-Francois Pontal, Group Chief Executive of Orange, intends to retire next Spring when he reaches normal retirement age. Jean-Francois' successor will be announced in the new year.

Orange's increased financial projections reflect the success of its strategy; the strength of its market position; a medium-term focus on its existing footprint; the continued out-performance of its 2½G platform; the later than expected arrival of 3G; and the opportunities for further significant group synergies.

Jean Francois Pontal, Group Chief Executive, said:

"The strategy that has enabled us to increase our financial targets this year will continue to produce substantial out-performance and we are now able to reinforce this as we build upon our leading position within our existing footprint. Having created the enlarged Orange, we are now able to manage our group with one vision and one brand with a far more predictable rate of new customer growth and a clear route map of new product, service and tariff development. This will enable us to secure substantial further synergies. Orange's 2½G platform is continuing to exceed expectations and, whilst 3G will enable us substantially to enhance this, the reality is that a stable 3G platform and mass availability of 2½/3G handsets at mass market price points continue to be later than expected. This has led us to re-profile our capital expenditure programmes.

"The result is that Orange's financial performance will be well ahead of market expectations and our customer delivery will benefit from our strong pipeline of new Wirefree services and devices."

Thierry Breton, Chairman of Orange, said:

"Jean Francois has led Orange with enormous success since he became Chief Executive in year 2000. With his strong management team, he has forged one group and ensured the Orange vision and strategy runs seamlessly across that group. The results are obvious in Orange's growth, accelerated profitability, high levels of customer satisfaction and today's statement of continued substantial out-performance looking ahead. When he retires it will be with our considerable recognition, thanks and all best wishes."

Graham Howe, Group Deputy Chief Executive and Chief Operating Officer, said:

"Over the next three years, Orange will materially strengthen its financial position and this will materially strengthen our ability to take advantage of future strategic opportunities. We're driving our 2 ½ G platforms; turning to advantage the later than expected arrival, but undiminished potential, of 3G; and benefiting from the success of Orange's vision and strategy. An accelerated €5-7 billion demonstrates and reinforces our potential."

"The future's bright, the future's Orange."

Today's announcement will be followed by a presentation of Orange's strategic plans at the results presentation early in the New Year.

For more information

Orange SA Tel: 00 44 (0) 20 7984 1691

David Smyth, Group Director of Strategic and Investor Services
Patricia Lefranc, Senior Investor Relations Manager

Orange Media Centre Tel: 00 44 (0) 20 7984 2000

Denise Lewis, Group Director of Corporate Affairs
Niamh Byrne, Group Head of Global Media Relations

France Telecom Tel: 00 33 1 44 44 88 71
Bruno Janet, Senior Vice President Group Corporate Information
Nilou Ducastel, Group Press Director France Telecom

Citigate Dewe Rogerson

Tel: 00 44 (0) 20 7638 9571
Anthony Carlisle Tel: 00 44 (0) 7973 611 888

Orange SA

Orange continue de dépasser les attentes du marché

Départ à la retraite de Jean-François Pontal au printemps prochain

Paris, Londres, jeudi 5 décembre 2002 : L'accélération des performances financières du groupe Orange, observée tout au long de l'année, est appelée à se maintenir grâce à la poursuite d'une croissance soutenue de l'EBITDA, des investissements inférieurs aux précédentes estimations ou encore de l'amélioration du fonds de roulement. Orange prévoit en effet, pour la période comprise entre 2003 et fin 2005, de générer une trésorerie nette supérieure de 5 à 7 milliards d'euros au consensus actuel du marché. Dans ce contexte, les investissements de la période devraient être inférieurs de quelques 3 milliards d'euros aux attentes du marché.

Le directeur général d'Orange Jean-François Pontal a annoncé aujourd'hui son intention de quitter ses fonctions au printemps prochain, lorsqu'il aura atteint l'âge normal de départ à la retraite. Le nom de son successeur sera annoncé en début d'année prochaine.

La révision à la hausse des projections financières d'Orange témoigne du succès de la stratégie du groupe. L'assise solide d'Orange sur ses différents marchés, les efforts que nous dirigeons à moyen-terme sur nos actifs existants, la poursuite des

remarquables performances de notre plate-forme 2,5G et la mise en place plus tardive que prévu de la plate-forme 3G, enfin les opportunités de nouvelles synergies au sein du groupe, sont autant de facteurs qui viennent nous conforter dans nos prévisions.

Jean-François Pontal, Directeur général, a déclaré :

« La stratégie qui nous a permis cette année de relever nos objectifs financiers devrait continuer de porter ses fruits : tirant parti de notre position de leader sur nos marchés actuels, elle s'en trouve même renforcée. La création et l'intégration du groupe Orange nous permet d'opérer aujourd'hui sous la bannière d'une vision et d'une marque uniques. Alors que nous disposons d'une meilleure visibilité en ce qui concerne la croissance de notre base de clients et le développement des nouveaux produits, services ou structures tarifaires, nous sommes amenés à voir se concrétiser d'importantes nouvelles synergies. La plate-forme 2,5G d'Orange dépasse sans conteste les prévisions de départ et la plate-forme 3G nous permettra d'améliorer encore ces résultats. Néanmoins la stabilisation de la 3G, sensée concorder avec la mise à disposition du public de terminaux 2,5/3G à des prix accessibles, prend encore du retard, ce qui nous amène aujourd'hui à modifier le profil de nos programmes d'investissements.

« Le résultat est là : la performance financière d'Orange devancera nettement les prévisions du marché et nos clients pourront bénéficier de notre solide portefeuille de nouveaux services et produits Wirefree. »

Thierry Breton, Président directeur général d'Orange, a déclaré :

« Jean-François a dirigé Orange avec beaucoup de succès depuis son arrivée en 2000 aux fonctions de Directeur général. Entouré d'une solide équipe de direction, il a soudé le groupe et assuré le développement de la vision et de la stratégie d'Orange. Les résultats sont manifestes : croissance, accélération de la rentabilité du groupe, niveaux élevés de satisfaction des clients Orange, le tout couronné par le communiqué publié aujourd'hui, qui annonce la poursuite des fortes performances du groupe. Il partira à la retraite accompagné de notre reconnaissance, de nos remerciements et de tous nos vœux. »

Graham Howe, Directeur général adjoint et Directeur des opérations, a déclaré :

« Au cours des trois prochaines années, Orange renforcera fortement son assise financière et ainsi la capacité du groupe à tirer parti d'éventuelles nouvelles opportunités stratégiques. Alors que nous mettons à profit nos plates-formes 2,5G, nous bénéficions du lancement différé de la plate-forme 3G, même si nous considérons son potentiel intouché. Enfin, nous bénéficions du succès de la vision et de la stratégie Orange. Le fait que nous améliorons par rapport aux prévisions du marché de 5 à 7 milliards d'euros nos perspectives de trésorerie nette démontre et renforce notre potentiel. »

« L'annonce d'aujourd'hui sera suivie d'une présentation de la stratégie d'Orange lors de la présentation des résultats en début d'année prochaine »

Pour plus d'informations :

Orange SA Tel: 00 44 (0) 20 7984 1691

David Smyth, Directeur Services Stratégiques et Relations Investisseurs
Patricia Lefranc, Responsable Principale Relations Investisseurs

Orange Media Centre Tel: 00 44 (0) 20 7984 2000

Denise Lewis, Directeur de la Communication
Niamh Byrne, Chef du Service de Presse

France Telecom Tel: 00 33 (0)1 44 44 88 71

Bruno Janet, Directeur de l'Information
Nilou Ducastel, Chef du Service de Presse
Sébastien Goales

Citigate Dewe Rogerson

Anthony Carlisle
Tel: 00 44 (0) 20 7638 9571
Tel: 00 44 (0) 7973 611 888